SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                           SCHEDULE 13 D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

           SEMICONDUCTOR LASER INTERNATIONAL CORPORATION
                         (Name of Issuer)
                   _____________________________

               COMMON STOCK (PAR VALUE $.01 PER SHARE)
                  (Title of Class of Securities)

                             816638100
                          (CUSIP Number)

                          Theodore W. Konopelski
                           2678 Grandview Place
                           Endicott, N.Y. 13760
                              (607) 754-3626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                 Copy to:
                           Thomas P. Young, Esq.
                          Underberg & Kessler LLP
                             1800 Chase Square
                           Rochester, N.Y. 14604
                              (716) 258-2800
                 _________________________________

                           June 20, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 816638100

1)   Name of Reporting Person:                  Theodore W. Konopelski
     S.S. or I.R.S. Identification
           No. of Above Person:                      SSN:   ###-##-####

2)   Check the Appropriate Box (a) [ X ]
           if a Member of a Group* (b) [    ]

3)   SEC Use Only

4)   Source of Funds*         PF

5)   Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e): [   ]

6)   Citizenship or Place of Organization: United States

Number of               (7)   Sole Voting Power                  96,536
Shares Beneficially     (8)   Shared Voting Power                   -0-
Owned by Each           (9)   Sole Dispositive Power             96,536
Reporting               (10)  Shared Dispositive Power              -0-
Person With

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person:                    96,536

12)  Check Box if the Aggregate Amount
           in Row (11) Excludes Certain Shares*: [ X ]

13)  Percent of Class Represented
           by Amount in Row (11)   2.7%
                                        (based on 3,530,838 shares
                                         outstanding on March 31, 1997)

14)  Type of Reporting Person*: IN
____________________________
* See instructions

CUSIP No. : 816638100

1)   Name of Reporting Person:                       Ann Konopelski
     S.S. or I.R.S. Identification
           No. of Above Person:                      SSN: ###-##-####

2)   Check the Appropriate Box (a) [ X ]
           if a Member of a Group* (b) [    ]

3)   SEC Use Only

4)   Source of Funds*         OO

5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e): [   ]

6)   Citizenship or Place of Organization: United States

Number of                       (7)   Sole Voting Power         172,195 (1)
Shares Beneficially             (8)   Shared Voting Power           -0-
Owned by Each                   (9)   Sole Dispositive Power    172,195 (1)
Reporting                       (10) Shared Dispositive Power       -0-
Person With

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person:            172,195 (1)

12)  Check Box if the Aggregate Amount
           in Row (11) Excludes Certain Shares*: [ X ]

13)  Percent of Class Represented
           by Amount in Row (11)   4.9%
                                        (based on 3,530,838 shares
                                         outstanding on March 31, 1997)

14)  Type of Reporting Person*: IN
____________________________
* See instructions
(1) Includes 3,942 shares held in a trust for the benefit of two nieces, of which trust Mrs. Konopelski is sole trustee.

ITEM 1 SECURITY AND ISSUER

          Common Stock, par value $.01 per share,
          Semiconductor Laser International Corporation
          15 Link Drive
          Binghamton, New York 13904

ITEM 2 IDENTITY AND BACKGROUND

     (a) Name(s): Theodore W. Konopelski and Ann Konopelski, husband and wife (collectively, the "Reporting Persons"), who may constitute a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934.

     (b)  Residence address:  2678 Grandview Place, Endicott, N.Y. 13760

     (c)    Current   Occupation:    Theodore  Konopelski:  engineer.   Ann
Konopelski  is  a  compensation  analyst and  is  the  spouse  of  Theodore
Konopelski.

     (d)  No; not applicable.

     (e)  No; not applicable.

     (f)  Both citizens of the United States

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Konopelski beneficially owns 96,536 shares of Common Stock, which he acquired in 1993 in connection with the incorporation of the Issuer, in 1995 in connection with the December 1994 private placement, and through a stock option exercise in May 1997. Mr. Konopelski disclaims
beneficial   ownership   of   the   172,195   shares beneficially owned
by Mrs. Konopelski.



     Mrs. Konopelski beneficially owns 172,195 shares of Common Stock. Of this total, 168,253 shares were transferred to her by Mr. Konopelski in 1995, and 3,942 shares are held in a trust for the benefit of two nieces, of which trust Mrs. Konopelski is sole trustee. Mrs. Konopelski disclaims beneficial ownership of the 96,536 shares beneficially owned by Mr. Konopelski.

ITEM 4 PURPOSE OF TRANSACTION

     Under relevant SEC rules, on May 12, 1997 the Reporting Persons filed a Schedule 13D to indicate that they were disappointed with the management and direction of the Issuer and were evaluating possible alternatives with respect to their investment in the Issuer. Thereafter, Mr. Konopelski explored the possibility of nominating an alternate slate of candidates for election as Directors at the Issuer's 1997 Annual Meeting. However, Mr. Konopelski was unsuccessful in the legal proceeding he commenced to obtain a copy of the Issuer's record date shareholder's list which he needed to undertake such a proxy solicitation. Additionally, the Issuer did not file its proxy materials with respect to its 1997 Annual Meeting until approximately May 30, 1997. That was the first public disclosure that the Annual Meeting would be held on June 20, 1997. Thereafter, Mr. Konopelski determined that this was too short a timeframe within which to conduct such a proxy solicitation, particularly without access to the Issuer's shareholder's list.

     Accordingly, the Reporting Persons are filing this Amended Schedule 13D to indicate that they have abandoned any plans to nominate an alternate slate of candidates for election as Directors at the Issuer's 1997 Annual Meeting and that they hold their shares of the Issuer's Common Stock for investment purposes only.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     (a) Theodore W. Konopelski beneficially owns 96,536 shares or approximately 2.7% of the Issuer's Common Stock (based on 3,530,838 shares outstanding on March 31, 1997). Mr. Konopelski disclaims beneficial ownership of the 172,195 shares beneficially owned by Mrs. Konopelski.

     Ann Konopelski beneficially owns 172,195 shares or approximately 4.9% of the Issuer's Common Stock (based on 3,530,838 shares outstanding on March 31, 1997). Mrs. Konopelski disclaims beneficial ownership of the 96,536 shares beneficially owned by Mr. Konopelski.

     (b) Theodore W. Konopelski has sole voting and dispositive power with respect to 96,536 shares. He has no shares with respect to which he shares voting or dispositive power. Mr. Konopelski disclaims beneficial ownership of the 172,195 shares beneficially owned by Mrs. Konopelski.

     Ann Konopelski has sole voting and dispositive power with respect to 172,195 shares, which includes 3,942 shares held in a trust for the benefit of two nieces, of which trust Mrs. Konopelski is sole trustee. She has no shares with respect to which she shares voting or dispositive power. Mrs. Konopelski disclaims beneficial ownership of the 96,536 shares beneficially owned by Mr. Konopelski.


     (c) On May 12, 1997, Mr. Konopelski exercised non-plan options to acquire 29,553 shares of the Issuer's Common Stock, at an exercise price of $.05 per share, which he had been granted by the Issuer in 1995.



     (d)  None; not applicable.

     (e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

     1)   Joint Filing Agreement.




SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  June 20, 1997

By: /s/ Theodore W. Konopelski
     Theodore W. Konopelski

By:    ANN KONOPELSKI*
     *By /s/ Tehodore W. Konopelski
          Theodore W. Konopelski,
     Pursuant to Joint Filing Agreement dated May 9, 1997.

                           EXHIBIT INDEX

EXHIBIT         DESCRIPTION

1              Joint Filing Agreement

Exhibit 1

Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Semiconductor Laser
International Corporation, and further agree that this Joint Filing Agreement be included as a Exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes Theodore W. Konopelski to file on such person's behalf any and all amendments to such Statement. Each such party undertakes to notify Theodore W. Konopelski of any changes giving rise to an obligation to file an amendment to this Schedule 13D and it is understood that in connection with this Statement and all amendment thereto each such party shall be responsible only for information supplied by such party.

     In evidence thereof, the undersigned hereby execute this Agreement as of the 9th day of May, 1997.

                                   /S/ THEODORE W. KONOPELSKI
                                   Theodore W. Konopelski


                                   /S/ ANN KONOPELSKI
                                   Ann Konopelski